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                                                                Exhibit (a) (13)
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                         COLUMBUS MCKINNON CORPORATION
                         -----------------------------
                          COMPLETES TENDER OFFER FOR
                          --------------------------
                           YALE INTERNATIONAL, INC.
                           ------------------------



                                                           FOR IMMEDIATE RELEASE
                                                                October 17, 1996


AMHERST, NY -- Columbus McKinnon Corporation (Nasdaq: CMCO) today announced that its wholly owned subsidiary, L Acquisition Corporation, completed its $24 per share cash tender offer for all of the outstanding shares of Class A Common Stock (the "Shares") of Spreckels Industries, Inc. (doing business as Yale International, Inc.) (Nasdaq: YALE) (including the associated common stock purchase rights) and all outstanding warrants (the "Warrants") of Spreckels Industries, Inc. to purchase Shares.

        The Offer expired at 12:00 midnight, New York City time, on October 16, 1996. According to a preliminary count by First Chicago Trust Company of New York, Depositary for the Offer, there were tendered and not withdrawn 5,059,055 Shares (including the associated common stock purchase rights) and 241,162 $1.00 Warrants, 725,971 $15.00 Warrants, 284,164 $11.67 Warrants and 215,000 $9.17
Warrants as of the expiration of the tender offer. The Shares and Warrants so tendered represent approximately 68.4 percent of the outstanding Shares calculated on a fully diluted basis and the Shares so tendered represent approximately 62.6 percent of the outstanding Shares on a fully diluted basis excluding Warrants validly tendered and accepted pursuant to the Offer. All such Shares and Warrants validly tendered according to the terms of the tender offer were accepted for payment.

        Columbus McKinnon Corporation also announced that all outstanding Shares not tendered and purchased pursuant to the tender offer will be acquired in a subsequent second-step merger at the same price of $24.00 in cash, without interest thereon. With respect to all outstanding Warrants not tendered and purchased pursuant to the tender offer, each Warrant holder will be entitled to receive the difference between $24.00 and the exercise price for such Warrant in cash upon the exercise of such Warrant. Columbus McKinnon currently expects to consummate the second-step merger as soon as practicable.

        Columbus McKinnon Corporation designs, manufactures and sells a broad range of material handling, lifting and positioning products which are sold in the domestic and international markets. Its products are sold through distributors to end-users for numerous applications in the general manufacturing, crane building, mining, construction, transportation, entertainment, power generation, waste management, agriculture, marine, medical and other markets, and to hardware and farm equipment
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distributors, mass merchandisers and rental outlets for consumer use.

        Columbus McKinnon Stock trades on the Nasdaq National Market System under the symbol, "CMCO."

        CONTACT:  Robert L. Montgomery, Jr. Executive Vice President and
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Chief Financial Officer of Columbus McKinnon Corporation, (716) 689-5400.


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